UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated December 2, 2013, announcing that the Company has entered into an agreement to sell the semi-submersible rigs West Leo and West Sirius to Seadrill Partners LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant) By: /s/ Georgina Sousa Georgina Sousa Secretary
Dated: December 5, 2013

EXHIBIT 99.1

SDRL - Seadrill Limited sells the semi-submersible rigs West Leo and West Sirius to Seadrill Partners LLC

Hamilton, Bermuda, December 02, 2013 - Seadrill Limited (NYSE: SDRL) (the "Company") announced today that it has entered into an agreement with Seadrill Partners ("Seadrill Partners") pursuant to which the Company will sell to (i) Seadrill Operating LP, the Company's 70% owned subsidiary ("Seadrill Operating"), all of the ownership interests in the entities that own and operate the semi-submersible drilling rig, the West Leo (the "Leo Dropdown"), and (ii) Seadrill Capricorn Holdings LLC, the Company's 49% owned subsidiary ("Capricorn Holdings"), all of the ownership interests in the entities that own and operate the semi-submersible drilling rig, the West Sirius (the "Sirius Dropdown"). The Leo Acquisition and the Sirius Acquisition (collectively, the "Dropdowns") will be accomplished through a series of purchases, contributions and assumptions of debt.  The Dropdowns are subject to the satisfaction of certain closing conditions.

Financing of the Acquisitions

The implied purchase price of the Leo Dropdown is $1.250 billion, including working capital. The Seadrill Partners' portion of the purchase price for the Leo Dropdown will be $229.4 million. In addition, a subsidiary of Seadrill Operating intends to enter into a $485.5 million intercompany loan agreement with the Company (the "Leo Loan Agreement"), which will require it to make payments of principal and interest under the credit facility that Seadrill used, in part, to construct the West Leo.

The implied purchase price of the Sirius Dropdown is $1.035 billion, including working capital. Seadrill Partners' portion of the purchase price for the Sirius Dropdown will be $298.4 million. Seadrill Partners intends to fund $70.0 million of the purchase price by issuing a zero coupon discount note to the Company that matures in June 2015. Upon maturity of such note, Seadrill Partners will repay $72.6 million to the Company. In addition, a subsidiary of Capricorn Holdings intends to enter into a $220.1 million intercompany loan agreement with the Company, which will require Capricorn Holdings to make payments of principal and interest under the credit facility used to finance the West Sirius. In addition, Capricorn Holdings intends to finance $229.9 million of the purchase price by issuing a zero coupon discount note to the Company that matures in June 2015.  Upon maturity of such note, Capricorn Holdings will repay $238.5 million to the Company.

Seadrill Partners intends to satisfy the cash portion of its purchase price of the Acquisitions with the proceeds of equity issuances and borrowings from the Company.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company's ability to complete the Dropdowns are considered forward looking statements. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.
December 2, 2013